SlingFin, Inc.

Financial Statements

For the Years Ended December 31, 2014 and 2015

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
_____

Table of Contents

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Balance Sheets
(in USD)

	December 31,	
	2014	**2015**
Assets		
Current assets		
Cash	$ 1,512	$ 1,534
Inventory	45,084	134,902
Total current assets	46,596	136,436
Equipment, net	705	223
Other noncurrent assets	1,500	1,500
Total Assets	$ 48,801	$ 138,159
Liabilities and Shareholders' Equity		
Current liabilities		
Accrued liabilities	$ 2,500	$ 18,500
Current portion of long-term debt	62,070	40,278
Total current liabilities	64,570	58,778
Long-term debt	-	226,418
Convertible notes payable	90,381	97,115
Preferred Stock		
No par value; 1,000,000 shares authorized; 20,750 shares issued and outstanding as of December 31, 2015	249,000	249,000
Common stock		
No par value; 2,000,000 shares authorized; 521,183 shares issued and outstanding as of December 31, 2015	28,218	35,035
Retained earnings (accumulated deficit)	(383,368)	(528,187)
Total shareholders' equity (deficit)	(355,150)	(244,152)
Total Liabilities and Shareholders' Equity	$ 48,801	$ 138,159

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Statements of Operations
(in USD)

	Year Ended December 31,	
	2014	**2015**
Revenues	$ 82,564	$ 112,399
Cost of revenues	41,699	80,098
Gross profit	40,865	32,301
Operating expenses		
Sales & marketing expenses	26,714	99,758
Research & development expenses	352	4,127
General & administrative expenses	62,343	69,781
Total operating expenses	89,409	173,666
Operating income (loss)	(48,544)	(141,365)
Other income (loss)	-	(2,592)
Income tax benefit (expense)	(2,730)	(862)
Net income (loss)	$ (51,274)	$ (144,819)

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015

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Statements of Shareholders' Equity
Years Ended December 31, 2014 and 2015
(in USD)

	Preferred Stock		Common Stock		Retained Earnings (Accumulated Deficit)		Total Shareholders' Equity (Deficit)	
	Shares	Amount	Shares	Amount				
Balances - December 31, 2013	20,750	$ 249,000	306,400	$ 20,000	$	(332,094)	$	(63,094)
Issuance of Common Stock	-	-	117,407	8,218		-		8,218
Net loss	-	-	-	-		(51,274)		(51,274)
Balances - December 31, 2014	20,750	249,000	423,807	28,218		(383,368)		(106,150)
Issuance of Common Stock	-	-	97,376	6,817		-		6,817
Net loss	-	-	-	-		(144,819)		(144,819)
Balances - December 31, 2015	20,750	$ 249,000	521,183	$ 35,035	$	(528,187)	$	(244,152)

4

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
_____

Statements of Cash Flows
(in USD)

	Year Ended December 31,	
	2014	**2015**
Cash Flows from Operations		
Net loss	$ (51,274)	$ (144,819)
Adjustments to net loss		
Stock-based compensation	8,218	6,817
Accrued interest on convertible notes	6,041	6,734
Depreciation and amortization	622	482
Gain on forgiveness of debt	-	(2,100)
Changes in assets and liabilities		
Inventory	(21,147)	(89,818)
Other assets	-	-
Accounts payable	500	-
Accrued liabilities	-	16,000
Total Cash Flows from Operations	(57,040)	(206,704)
Cash Flows from Investments		
Purchase of equipment	-	-
Total Cash Flows from Investments	-	-
Cash Flows from Financing		
Borrowings under revolving debt	-	150,000
Borrowings under short-term debt	31,481	-
Repayment of short-term debt	(711)	(19,692)
Borrowings under long-term debt	-	80,000
Repayment of long-term debt	-	(3,582)
Issuance of convertible notes payable	24,000	-
Total Cash Flows from Financing	54,770	206,726
Total Cash Flows	(2,270)	22
Beginning Cash Balance	3,782	1,512
Ending Cash Balance	$ 1,512	$ 1,534

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Note 1 – Company

SlingFin, Inc. ("SlingFin" or the "Company") was incorporated as a California corporation on February 8, 2010.   The Company's headquarters are in Berkeley, California.

SlingFin designs, produces and markets high-end camping gear.

Going Concern

Since inception, the Company has accumulated aggregate net losses of approximately $528,000 and aggregate negative cash flows from operations of approximately $607,000. These recurring losses and negative cash flows from operations raise substantial doubt about the Company's ability to continue as a going concern.

The Company currently is seeking investment to fund its operations in its efforts to attain profitability.   (See Note 13.)

Note 2 – Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Note 3 – Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.   For example, management has estimated the useful life of equipment purchased to be three years and the useful life of furniture and fixtures to be five years.

Note 4 – Cash

Substantially all of the Company's cash is held in a federal credit union, which is insured by the FDIC and which management considers financially stable and reliable. Cash balances were approximately $1,500 and $1,500 at December 31, 2014 and 2015 respectively.

Note 5 – Inventory

SlingFin designs high-end camping products and outsources the manufacturing of them to low-cost contract manufacturers in Asia. SlingFin then purchases those products for resale to and distribution in the United States. The cost of products purchased and held for resale are recorded as inventory on the Company's financial statements. As products are sold, their costs are transferred from inventory to cost of goods sold.

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
_____

Inventory balances were approximately $45,000 and $135,000 at December 31, 2014 and 2015, respectively.

Factors such as obsolescence and defects could potentially cause products to become unsellable and require a reduction in the value of inventory, with a corresponding charge to the cost of goods sold. To date, the Company has not needed to adjust the value of inventory or record such a charge for such factors.

Note 6 – Equipment

Equipment consists of purchased computer equipment, furniture and product design equipment, net of accumulated depreciation. Net equipment balances were approximately $700 and $200 as of December 31, 2014 and 2015, respectively. Depreciation expense was approximately $600 and $500 during the years ended December 31, 2014 and 2015, respectively.

Note 7 – Other Noncurrent Assets

Other noncurrent assets consist of a security deposit on the Company's lease of its headquarters office space. Such deposits were approximately $1,500 and $1,500 at December 31, 2014 and 2015, respectively.

Note 8 – Accrued Liabilities

Accrued liabilities at December 31, 2014 and 2015 were approximately $2,500 and $18,500, respectively. At each balance sheet date, $2,500 of the accrual related to rent obligation for the Company's headquarters office. At December 31, 2015, a prepaid deposit of $16,000, from a customer, paid in advance of product shipment, also was recorded as a liability.

Note 9 – Long-Term Debt

Since inception, the Company has undertaken various short-term borrowings to fund its operations. During the year ended December 31, 2015, the Company entered into two long-term debt arrangements.

In February 2015, the Company entered into a debt agreement with a related party, a close relative of one of the founders and executive officers of the Company. Under this arrangement, the Company borrowed $150,000, on a revolving basis. Interest accrues on outstanding principal amounts at a rate of $4.025% per annum. Principal amounts borrowed under the loan may be repaid at any time prior February 2, 2030, when the debt is due in full. Prior to that time, the Company is required to make interest payments. The

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
_____

debt outstanding under this arrangement at December 31, 2015 was approximately $150,000. During the year ended December, 2015, the Company incurred approximately $3,000 of interest expense related to this debt.

In March 2015, the Company entered into a debt agreement with the city of Berkeley, California, whereby the Company borrowed $80,000 from Berkeley in a fixed, fully amortizing, seven-year term. Interest accrues on the unpaid principal balance at a rate of 5.25% per annum. The remaining outstanding principle balance, as of December 31, 2015, was approximately $76,000. During the year ended December 31, 2015, the Company incurred approximately $4,000 of interest expense related to this loan.

Note 10 – Convertible Notes Payable

Since inception, SlingFin has raised $74,000 cash in exchange for several convertible notes payable (collectively, referred to as the "Notes"). The Notes accrue interest at rates ranging from 5% to 12% per annum. As of December 31, 2015, approximately $23,000 of interest had accrued under the Notes.

The holders of the Notes may, at their option, elect to convert all principal and accrued interest under the Notes to Preferred Stock, at a conversion price equal to 80% of the price per share paid by the most recent Preferred Stock investors.

Upon a Qualified Financing (defined as the Company issuing Preferred Stock in exchange for at least $500,000 cash), the Notes, along with all accrued interest, will automatically convert into Preferred Stock at a conversion price per share equal to 80% of the price paid by the Preferred Stock investors participating in the Qualified Financing.

Note 11 – Preferred Stock

The Company is authorized to issue 1,000,000 shares of Preferred Stock. The Board of Directors has authority to determine the rights and privileges of the holders of Preferred Stock.

As of December 31, 2015, 20,750 shares of Preferred Stock were issued and outstanding.

Note 12 – Common Stock

The Company is authorized to issue 2,000,000 shares of Common Stock. The Board of Directors has authority to determine the rights and privileges of the holders of Common Stock.

SlingFin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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As of December 31, 2015, 521,183 shares of Common Stock were issued and outstanding. Of this amount, approximately 72% of the shares are held by the Company's two cofounders, who remain active in the management of the Company.

Note 13 – Subsquent Events

Subsequent to December 31, 2015, the Company has raised $6,000 cash in exchange for a convertible note.

As of April 30, 2016, the Company's cash balance on hand was approximately $25,000.